UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Kibun Food Chemifa Co. Ltd.

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Kikkoman Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

J32577108

(CUSIP Number of Class of Securities (if applicable))

Katsumi Amano
Executive Corporate Officer, General Manager of General Affairs Department
Kikkoman Corporation
250 Noda, Noda-shi, Chiba 278-8601, Japan
Phone: +81-4-7123-5111
Fax: +81-4-7123-5200

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

May 30, 2008 (Date of mailing of Convocation Notice)

(Date Tender Offer/Rights Offering Commenced)

Total pages: 5

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number

(1) Press release dated July 16, 2008.

Item 2. Informational Legends

The required legend is included on prominent portions of all documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2) N/A

PART III – CONSENT TO SERVICE OF PROCESS

Kikkoman Corporation is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIKKOMAN CORPORATION

By: *[signature]*
Name: Tadao Kondo
Title: Representative Director
Senior Executive Corporate Officer

Date: July 16, 2008

Translation for Reference Purposes Only

This share exchange involves the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements referenced in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

July 16, 2008

For Immediate Release:

Company Name: Kikkoman Corporation
Name of Representative: Mitsuo Someya, Representative Director
(Stock Code: 2801, First Section of Tokyo Stock Exchange, First Section of Osaka Securities Exchange)
Direct your queries to: Takaharu Nakamura, Corporate Officer, General Manager, Public Relations & Investor Relations Department
(Tel: +81-3-5521-5811)

Company Name: Kibun Food Chemifa Co., Ltd.
Name of Representative: Toshihiko Shigeyama, President
(Stock Code: 4065, First Section of Tokyo Stock Exchange)
Direct your queries to: Kazuo Masuda, Executive Officer, Director of Business Planning
(Tel: +81-3- 3206-0778)

Notification with Respect to Share Exchange Ratio

As previously announced in the press release entitled "Notification with Respect to the Conclusion of the Share Exchange Agreement" dated March 19, 2008, Kikkoman Corporation ("Kikkoman") and Kibun Food Chemifa Co., Ltd. ("Kibun Food Chemifa") entered into a share exchange agreement (the "Share Exchange Agreement") with respect to making Kibun Food Chemifa a wholly-owned subsidiary of Kikkoman through a share exchange (the "Share Exchange") on March 19, 2008. Based on the Share Exchange Agreement, the share exchange ratio to be used in the Share Exchange has been calculated and determined as follows. In connection with the foregoing, we would like to provide notice of the following.

1. Share Exchange Ratio

	Kikkoman (company to become parent company through the Share Exchange)	Kibun Food Chemifa (company to become wholly-owned subsidiary through the Share Exchange)
Share exchange ratio	1	0.94

2. Share Allocation

Kikkoman will allocate 0.94 shares of Kikkoman common stock for each share of Kibun Food Chemifa common stock. Provided, however, that shares will not be allocated through the Share Exchange with respect to the 14,157,500 shares of Kibun Food Chemifa common stock which are already owned by Kikkoman.

3. Number of Shares to be Issued through the Share Exchange

The shares of Kikkoman common stock that Kikkoman will issue through the Share Exchange will be calculated by multiplying the total number of Kibun Food Chemifa shares which are held by the shareholders, or beneficial shareholders, whose names are registered or recorded on the final Kibun Food Chemifa shareholders' register, including the beneficial shareholders' register, excluding Kikkoman, as of the day immediately preceding the effective date of the Share Exchange (such effective date is scheduled to be August 1, 2008), by 0.94. On July 31, 2008, Kibun Food Chemifa intends to cancel all of the shares of treasury stock which it owns as of that date.

Kikkoman intends to issue new shares of common stock when issuing shares through the Share Exchange. Furthermore, if the number of Kikkoman shares which Kikkoman must deliver to a shareholder of Kibun Food Chemifa through the Share Exchange includes a fraction of less than one share, Kikkoman will, pursuant to Article 234 of the Company Law, pay the relevant shareholder a cash amount corresponding to the fractional shares attributed to the shareholder.

End of document

END